NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

101 Constitution Avenue, NW, Suite 900 Washington D.C., 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

January 18, 2024

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attention:	Michael Purcell
Kevin Dougherty

RE:	Crown LNG Holdings Ltd
Amendment No. 2 to the Registration Statement on Form F-4
Filed December 29, 2023
File No. 333-274832

Dear Mr. Purcell and Mr. Dougherty:

On behalf of Crown LNG Holdings, Ltd. (the “Company” or “Crown”), we are hereby responding to the letter dated January 12, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding pre-effective Amendment No. 2 to the Company’s Registration Statement on Form F-4 filed December 29, 2023 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing its pre-effective Amendment No. 3 to the Registration Statement on Form F-4 (the “Amended Registration Statement”) with the Commission today.

The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold italics, followed by the Company’s response. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

Amendment No. 2 to the Registration Statement on Form F-4

Index to Financial Statements

Crown LNG Holding AS, page F-1

1.        Please explain your consideration of Item 8.A.4 of Form 20-F and the corresponding instructions which indicates that, in the case of an initial public offering, audited financial statements should generally not be older than 12 months at the time of filing. Please note that audited financial statements not older than 15 months may be permitted if you are able to represent the following: the company is not required to comply with the 12-month requirement for the age of financial statements in any other jurisdiction outside the United States and complying with the 12-month requirement is impracticable or involves undue hardship. If you meet the above criteria, please provide a representation from management which indicates you meet the criteria and file that representation as an exhibit to the amendment to this registration statement. If you do not meet the criteria, please provide updated audited financial statements and related disclosures.

Office of Energy & Transportation

Division of Corporation Finance

Response: The Company respectfully acknowledges the Staff’s comment and is filing Amendment No. 3 concurrently herewith to include a representation letter from the Company’s management pursuant to Instruction 2 to Item 8.A.4 of Form 20-F.

General

2.        We note your response to comment 6 and we re-issue. Please confirm if votes by written consent will be solicited from all stockholders of Crown contemporaneously, including those who have not signed the support agreements and would be ineligible to purchase in a private offering. Refer to Security Act Sections Compliance and Disclosure Interpretation 239.13 for more information.

Response: The Company respectfully acknowledges the Staff’s comment and intends to solicit the vote by written consent of the Company’s stockholders contemporaneously by soliciting prior to the vote of the Catcha shareholders, but after the effectiveness of the Registration Statement.

*****

Please direct any questions or further communications relating to the above to the undersigned at (202) 689-2987 or Rebekah McCorvey at (470) 515-1971. Thank you for your attention to this matter.

Very truly yours,

/s/ Andrew Tucker
Andrew Tucker

cc:	Jørn Husemoen, Crown LNG Holdings, Ltd.

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